UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020________

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________________to_______________________

Commission File Number: 001-37483

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

HEWLETT PACKARD ENTERPRISE 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEWLETT PACKARD ENTERPRISE COMPANY 11445 Compaq Center West Drive Houston, Texas 77070

Hewlett Packard Enterprise 401(k) Plan
Financial Statements and Supplemental Schedules
December 31, 2020 and 2019 and For the Year Ended December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of
Hewlett Packard Enterprise 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Hewlett Packard Enterprise 401(k) Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2020, and delinquent participant contributions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our

1

audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2016.

San Jose, California
June 10, 2021

Hewlett Packard Enterprise 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
	(In thousands)
Assets
Investments, at fair value	$8,548,491	$8,387,718
Receivables:
Notes receivable from participants	52,070	55,782
Employer contributions	1,204	23,811
Total receivables	53,274	79,593
Total assets	8,601,765	8,467,311

Net assets available for benefits	$8,601,765	$8,467,311

See accompanying notes.

Hewlett Packard Enterprise 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2020
(In thousands)
Additions
Investment income:
Net realized and unrealized appreciation in fair value of investments	$978,669
Interest and dividends	15,825
Total investment income	994,494

Contributions:
Employer	43,908
Participants	222,742
Rollovers	221,443
Total contributions	488,093
Interest income on notes receivable from participants	2,559
Total additions	1,485,146

Deductions
Benefits paid directly to participants	1,348,726
Administrative expenses and other fees	1,966
Total deductions	1,350,692

Net increase	134,454

Net assets available for benefits:
Beginning of year	8,467,311
End of year	$8,601,765

See accompanying notes.

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements
1. Description of the Plan
The following brief description of the Hewlett Packard Enterprise 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering eligible employees of Hewlett Packard Enterprise Company (the Company, Employer, Plan Sponsor, or HPE) and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time, regular part-time or limited-term employees. The Plan was established on November 1, 2015. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s recordkeeper and trustee is Fidelity Workplace Services LLC (Fidelity) and Fidelity Management Trust Company (FMTC), respectively.
Investments
Assets of the Plan are invested in a five-tier investment structure. Tier 1 includes ten Birth Date Funds and the Conservative Portfolio. The Birth Date Funds’ investment strategies are designed to become more conservative as participants grow older. The Conservative Portfolio’s investment strategy is designed for a participant who has a low tolerance for risk and/or a shorter time horizon for investing. Tier 2 includes five actively-managed institutional funds from the main asset classes - stocks, bonds, and short-term investments. Tier 3 includes four index funds that seek to mirror a specific market index by investing in similar equities and bonds that the index funds are benchmarked against. Tier 4 includes the HPE Stock Fund which consists of the Company’s common stock and a cash component. Tier 5 is a self-directed brokerage window that offers thousands of brand-name mutual funds and exchange-traded funds (ETFs) through an affiliate of Fidelity. All investments are participant-directed.
The Plan includes an employee stock ownership plan feature (the ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the Code). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company’s common stock. The purpose of the ESOP is to permit eligible participants the option of having dividends on the Company’s common stock re-invested in the Plan or paid directly to them in cash.
If a participant’s account balance currently has more than 20% invested in the HPE Stock Fund, the participant will not be forced to reduce his or her holdings in the HPE Stock Fund; however, the investment election for ongoing contributions and loan repayments will be limited to a maximum of 20% in the HPE Stock Fund. Any percentage above the 20% limit for ongoing contributions and loan repayments will automatically be directed to the appropriate Birth Date Fund based generally on the year the participant was born. In addition, future requested exchanges into the HPE Stock Fund will be blocked if the requested change will cause the participant to exceed the 20% limit or if the participant is already at or above the 20% limit. Finally, if the participant chooses to rebalance his or her portfolio, the respective holdings in the HPE Stock Fund will be limited to a maximum of 20% regardless of the current investments in the HPE Stock Fund.

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)
Contributions
The Company matching contribution is equal to 100% of the first 4% of eligible compensation a participant contributes each payroll period. The Company matching contribution will be funded after the end of the calendar quarter. In order to qualify for the quarterly Company matching contribution, a participant must be employed by HPE or a member of its affiliated group on the last day of the quarter or have terminated employment during the calendar quarter as a result of such participant’s death, or in connection with a sale or other disposition by the Company of the business unit in which the participant was employed.
In addition, a participant is entitled to receive the Company matching contribution “true-up” in an amount equal to the difference between 100% of the first 4% of eligible compensation a participant contributed during a plan year and the sum of Company matching contributions contributed on behalf of such participant during the calendar year, if the participant is an eligible employee with HPE at the end of the calendar year (with a few limited exceptions) or terminates employment due to the approved termination events.
Participants may contribute, up to 50% of their eligible compensation on a per payroll period basis, as defined in the plan document and subject to Code Section 401(a)(17). Employees can choose pre-tax contributions, after-tax Roth 401(k) contributions, non-Roth after-tax contributions (added effective March 1, 2019) or a combination of the three, subject to the aggregate limits. Contributions are also subject to annual limits specified under the Code. The Code’s annual limit on pre-tax and Roth 401(k) contributions was $19,500 for 2020. The Plan’s annual limit on (non-Roth) after-tax contributions is established by the plan administrator in its discretion and was $19,500 for 2020. Participants who are age 50 or older by the end of the plan year can contribute an additional $6,500 above the foregoing annual limits. Contributions can be made as whole or fractional percentages of eligible compensation. Pre-tax contributions and after-tax Roth 401(k) contributions are eligible for the Company matching contributions. Non-Roth after-tax contributions and catch-up contributions are not eligible for the Company matching contributions.
Eligible employees are enrolled automatically in the Plan at a 3% pre-tax contribution rate in the Birth Date Fund based generally on the year the eligible employee was born.
The Plan also accepts rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans, including amounts from a Roth deferred account, as described in Section 402A(e)(1) of the Code, to the extent the rollover is permitted under Section 402(c) of the Code.
The Company suspended the matching contribution effective July 1 through December 31, 2020, and the 2020 year-end “true-up” matching contribution reflected participant contributions and eligible earnings only from the period January 1, through June 30, 2020.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was passed by Congress. The CARES Act contains several provisions that temporarily impact 401(k) plans, including the waiver of required minimum distributions, a new hardship withdrawal option, increased loan limits, and a pause option for loan payments. The provisions of the

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)
CARES Act may be effective and operationalized immediately, prior to amending the plan document. The Company has adopted the relief provisions included in the CARES Act.

Vesting
Participants are fully-vested at all times with regard to their pre-tax, Roth 401(k) and (non-Roth) after-tax contributions and earnings thereon.
In general, participants become fully-vested in their Company matching contributions, and earnings thereon, upon completion of three years of vesting service. In addition, a participant becomes 100% vested in their Company matching contributions, and earnings thereon, at attainment of age 65, death before termination of employment, or termination of employment due to a partial or total disability while receiving long-term disability benefits under the Hewlett Packard Enterprise Disability Plan.
Participants are also fully vested in their Company matching contributions, and earnings thereon, if they terminate employment in connection with a sale or divestiture by the Company of the business unit in which the participant had been employed, pursuant to the terms of certain service schedules under the approved termination events, or as set forth in the plan document.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, applicable Company matching contributions, and plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated to each participant’s account based on the ratio of the participant’s account balance and share of net earnings of their respective elected investment options. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.
Notes Receivable from Participants
The Plan offers two types of loans, which are general-purpose loans and primary residence loans. The repayment period for a general-purpose loan may not exceed five years, and the repayment period for a primary residence loan may not exceed 15 years.
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loans are secured by the participant’s vested account. Interest rates remain fixed for the life of the loan and are based on a rate that is commensurate with interest charged for loans that would be made under similar circumstances. For the applicable period, that was determined to be the prevailing prime rate plus 1%. Principal and interest are paid ratably through payroll deductions. Participant loans are classified as notes receivable from participants on the Statements of Net Assets Available for Benefits and are valued at their unpaid principal balance, plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. Related fees are recorded as administrative expenses and are recorded when incurred. No allowance for credit losses has been

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)
recorded as of December 31, 2020 and 2019. Participants can continue to repay their loans post-termination, as long as they have not taken a distribution from their accounts.
Pursuant to the CARES Act, the Plan made special loans available between April 27, 2020 and September 22, 2020 to qualifying participants impacted by the coronavirus with the limit for these loans increased to the lesser of $100,000 or 100% of their vested account balances. Additionally, qualifying participants impacted by the coronavirus had the opportunity to suspend loan repayments otherwise due between March 31, 2020 and December 31, 2020 (including repayments on the special CARES Act loans), with the unpaid interest being re-amortized across the remainder of the loan and payments re-commencing in January 2021.
Forfeitures
If a participant terminates employment before becoming fully vested in their Company matching contributions, the non-vested Company matching contributions (and earnings thereon) are forfeited at the earlier of the date the participant receives a distribution or incurs a five-year break-in-service. Forfeited balances are restored if the participant returns to an eligible status within five years of termination and repays any amount previously distributed. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company matching contributions, restore previously forfeited balances, pay eligible plan expenses, or for any other permitted use.
Approximately $2.5 million of unallocated forfeitures were used to reduce Company matching contributions for 2020. As of December 31, 2020 and 2019, the balance of unallocated forfeiture totaled $3.2 million and $0.7 million, respectively.
Payment of Benefits
On termination, death, or retirement, participants may elect to receive their vested account balance in a lump-sum or in installments (added effective March 1, 2019). Lump-sum payments may be made in cash or whole shares of stock for distribution from the HPE Stock Fund. Installment distributions are also permitted for participants eligible to begin receiving their minimum required distributions. Hardship withdrawals and in-service withdrawals are permitted if certain criteria are met. Participants may also, at any time, withdraw all or part of their rollover accounts.
Pursuant to the CARES Act, the Plan made special in-service, coronavirus-related distributions of up to $100,000 available between April 6, 2020 and December 31, 2020 to qualifying participants impacted by the coronavirus. Also pursuant to the CARES Act, required minimum distributions were waived for 2020, this included suspending, by default, any pending required minimum distributions between May 1, 2020 and December 31, 2020 and a limited time opportunity to rollover, to an IRA or qualified retirement plans, required minimum distributions processed in 2020 before the suspension could be applied.

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)
Administrative Expenses and Investment Management Fees
Certain expenses of the Plan for administrative services are paid directly by the Plan, except to the extent the Company chooses to pay such expenses. Each participant is charged a fixed amount of $34 per year for recordkeeping services. Certain investment management fees related to investment options are paid directly to the Plan’s investment managers.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions and to terminate the Plan, in each case, at any time for any reason subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).
Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. See Note 3 for discussion on fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.
Benefit Payments
Benefit payments are recorded when paid.
Recent Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The primary focus of ASU 2018-13 is to improve the effectiveness of the disclosure requirements for fair value measurements. The amendments in ASU 2018-13 apply to all entities that are required, under existing GAAP, to

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)
make disclosures about recurring or nonrecurring fair value measurements. Certain of the disclosures that are required by the amendments in ASU 2018-13 are not required for nonpublic entities. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019. ASU 2018-13 was adopted by the Plan on January 1, 2020 and did not have an impact on the Plan’s financial statements.
3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.
Fair Value Hierarchy
Valuation techniques used by the Plan are based upon observable and unobservable inputs. Observable or market inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s consideration of market assumptions based on the best information available. Assets and liabilities are classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement:
Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the assets and liabilities and market-corroborated inputs.
Level 3 – Unobservable inputs for the asset or liability.
The fair value hierarchy gives the highest priority to observable inputs and lowest priority to unobservable inputs.
Valuation Techniques
The following is a description of the valuation techniques used to measure fair value. There were no changes in the techniques used to measure fair value for the year ended December 31, 2020.
Collective investment/common collective trusts: Valued at the net asset value (NAV) practical expedient established by the fund’s issuer on the last business day of the plan year, based on the fair value of the assets underlying the funds. There is a 15-day redemption waiting period for the collective investment trusts.
Common stocks, ETFs, and mutual funds held in self-directed brokerage accounts: Valued at the closing price reported on the active market on which the individual securities are traded.
Short-term investments: Valued at cost plus accrued interest, which approximates fair value.

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)
The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the plan administrator believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to estimate fair value could result in a different fair value measurement at the reporting date.
The following table sets forth the Plan’s assets and liabilities at fair value as of December 31, 2020, by level, within the fair value hierarchy:

		December 31, 2020 (In thousands) Level 1	Level 2
Assets
Common collective trusts at NAV	$2,306,944
Collective investment trusts at NAV	5,067,450
Self-directed brokerage accounts	460,892	$377,728	$83,164
Short-term investments	662,268	—	662,268
HPE common stock fund	50,937	50,937	—
Total investments, at fair value	$8,548,491	$428,665	$745,432
The following table sets forth the Plan’s assets and liabilities at fair value as of December 31, 2019, by level, within the fair value hierarchy:

		December 31, 2019 (In thousands) Level 1	Level 2
Assets
Common collective trusts at NAV	$2,198,056
Collective investment trusts at NAV	5,160,338
Self-directed brokerage accounts	373,532	$302,451	$71,081
Short-term investments	580,967	—	580,967
HPE common stock fund	74,825	74,825	—
Total investments, at fair value	$8,387,718	$377,276	$652,048

Transfers between Levels
The availability of observable market data is monitored to assess the appropriate classification of assets and liabilities within the fair value hierarchy. Changes in economic conditions, changes in observability of significant inputs, or changes in model-based valuation techniques may require the transfer of an asset or liability between levels of the fair value hierarchy. In such instances, the transfer is reported at the beginning of the reporting period. For the year ended December 31, 2020, there were no transfers between levels.

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated April 26, 2018, stating that the Plan is tax-qualified under Section 401(a) of the Code, and the related trust is tax exempt under section 501(a) of the Code. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code and to maintain the tax qualified status of the Plan.
Plan management evaluates uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
5. Related Party and Party-in-Interest Transactions
The Plan engages in certain transactions involving the Company, FMTC, and affiliates of Fidelity, which are parties-in-interest under the provisions of ERISA. These transactions involve the purchase and sale of the Company’s common stock and the payment of trustee fees to FMTC, and investments in money market and mutual funds and a self-directed brokerage feature managed by affiliates of Fidelity.
At December 31, 2020 and 2019, the Plan held approximately 4.3 million and 4.7 million shares, respectively, of common stock of the Company, with fair values of approximately $50.9 million and $74.4 million, respectively. The Plan made purchases of $11.4 million and sales of $17.0 million of the Company’s common stock, and recorded dividend income of $2.2 million from the Company’s common stock during 2020.
While the trustee and recordkeeping fees paid to FMTC, and affiliates of Fidelity are considered parties-in-interest transactions of the Plan, these transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the Code. As of December 31, 2020 and 2019, the Plan held investments issued by affiliates of Fidelity totaling $281.7 million and $250.6 million, respectively.
6. Risk and Uncertainties
Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities held by the Plan, it is at least reasonably possible that changes in fair value may occur and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)
In March 2020, the Coronavirus Disease 2019 (“COVID-19”) was declared a pandemic by the World Health Organization. The COVID-19 pandemic has led to extreme volatility in financial markets and has affected, and may continue to affect, the fair value of the Plan assets. As this pandemic endures and continues to have an impact on global economic activity, the extent and duration of the COVID-19 impact is difficult to assess and cannot be predicted.
7. Subsequent Events
HPE has evaluated subsequent events through June 10, 2021, the date the financial statements were available to be issued.
At the close of market on June 1, 2021, the Vanguard Prime Money Market-Institutional fund offered in the investment lineup through the Plan was eliminated. Assets invested in the Vanguard Prime Money Market fund were transferred to a new Stable Value fund managed by Invesco Advisers, Inc. and all previous elections directing future contributions to the Vanguard Prime Money Market fund are now directed to the Stable Value fund.

Hewlett Packard Enterprise 401(k) Plan
EIN: 47-3298624 PN: 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

(a) (b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Short-Term Investment:
VANGUARD	PRIME MONEY MARKET-INSTITUTIONAL	$662,268,115

Hewlett Packard Enterprise Stock Fund:
*	HEWLETT PACKARD ENTERPRISE COMPANY COMMON STOCK	$50,895,868
* FIDELITY	FIDELITY INSTITUTIONAL CASH US GOVERNMENT FUND	40,410
Total HPE Stock Fund		$50,936,278
Common Collective Trust Funds:
BLACKROCK	ACWI EX-US INDEX FUND	$193,544,062
BLACKROCK	US DEBT INDEX FUND	292,177,885
BLACKROCK	RUSSELL 2500 INDEX FUND	477,697,496
BLACKROCK	RUSSELL 1000 INDEX FUND CL F	1,343,524,940
Total Common Collective Trust Funds		$2,306,944,383

Collective Investment Trust Funds:
MERCER TRUST COMPANY	BIRTHDATE FUND 1945 CIT SHARE CLASS 2	$50,636,044
MERCER TRUST COMPANY	BIRTHDATE FUND 1950 CIT SHARE CLASS 2	306,669,367
MERCER TRUST COMPANY	BIRTHDATE FUND 1955 CIT SHARE CLASS 2	225,587,060
MERCER TRUST COMPANY	BIRTHDATE FUND 1960 CIT SHARE CLASS 2	554,928,263
MERCER TRUST COMPANY	BIRTHDATE FUND 1965 CIT SHARE CLASS 2	553,546,896
MERCER TRUST COMPANY	BIRTHDATE FUND 1970 CIT SHARE CLASS 2	360,429,500
MERCER TRUST COMPANY	BIRTHDATE FUND 1975 CIT SHARE CLASS 2	243,525,902
MERCER TRUST COMPANY	BIRTHDATE FUND 1980 CIT SHARE CLASS 2	168,176,661
MERCER TRUST COMPANY	BIRTHDATE FUND 1985 CIT SHARE CLASS 2	124,521,760
MERCER TRUST COMPANY	BIRTHDATE FUND 1990 CIT SHARE CLASS 2	115,993,204
MERCER TRUST COMPANY	CONSERVATIVE PORTFOLIO FUND	153,338,283
MERCER TRUST COMPANY	DIVERSIFIED REAL ASSET FUND	105,532,975
MERCER TRUST COMPANY	NON-US EQUITY FUND	351,370,808
MERCER TRUST COMPANY	US ALL CAP EQUITY FUND	1,455,813,982
MERCER TRUST COMPANY	US CORE PLUS FIXED INCOME FUND	296,535,786
GOLDMAN SACHS	GS STABLE VALUE FUND	843,317
Total Collective Investment Trust Funds		$5,067,449,808

Self-Directed Brokerage Accounts:
SELF-DIRECTED BROKERAGE ACCOUNTS		$460,892,276

Total Investments		$8,548,490,860

* Participant Loans	Interest rates ranging from 3.50% to 10.50% and maturity dates through 2038	$52,070,432

* Party-in-interest
NOTE: Column (d) cost, has been omitted as all investments are participant-directed.

Hewlett Packard Enterprise 401(k) Plan
EIN: 47-3298624; PN: 001
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2020

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions

Check Here if Late Participant Loan Repayments are Included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

$102,371	$—	$—	$102,371	$—

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HEWLETT PACKARD ENTERPRISE 401(k) PLAN

June 10, 2021	By:	/s/ Rishi Varma
Rishi Varma
Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).